SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF MAY 2003

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40 Col. Lomas de Chapultepec 11000 Mexico, D.F. Mexico (52) 55-5201-0800

The registrant files annual reports under cover of Form 20-F.

The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SATELITES MEXICANOS, S.A. de C.V.

FINANCIAL INFORMATION

1

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED BALANCE SHEETS (Amounts in thousands of U.S. dollars)

	March 31, 2003 (Unaudited)	December 31, 2002 (Note)
Assets
Current assets:
Cash and cash equivalents	$ 16,338	$ 26,822
Restricted and segregated cash		6,817
Accounts receivable, net	5,877	5,597
Prepaid insurance	4,796	6,440
Due from related parties	5,437	4,796
Deferred income taxes	933	1,385

Total current assets	33,381	51,857
Satellites and equipment, net	280,908	289,637
Construction in process - Satmex 6 (Note 1)	225,975	214,903
Concessions, net	447,390	450,616
Deferred financing costs, net	3,584	3,671
Other assets	467	410

Total assets	$ 991,705	$1,011,094

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$ 1,000	$ 1,000
Accounts payable	4,892	4,942
Accrued expenses (Note 1)	4,785	6,406
Interest payable	5,678	14,196
Due to related parties	2,689	2,231
Deferred revenue - customers	66	60
Deferred revenue - Mexican government	2,200	2,200

Total current liabilities	21,310	31,035
Accrued expenses, non current (Note 1)	3,276	3,276
Deferred revenue - Mexican government	73,985	74,535
Deferred income taxes.	8,034	10,194
Long-term debt.	523,124	523,374

Total liabilities	629,729	642,414

Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock	385,431	385,054
Preferred stock	31,886	31,886
Accumulated deficit	(55,341)	(48,260)

Total stockholders’ equity	361,976	368,680

Total liabilities and stockholders’ equity	$ 991,705	$1,011,094

Note: The December 31, 2002 balance sheet has been derived from the audited financial statements at that date.

See notes to unaudited condensed financial statements.

2

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF OPERATIONS (Amounts in thousands of U.S. dollars) (Unaudited)

	Three months ended March 31,
	2003	2002
Service revenue	$ 20,803	$ 22,609

Operating expenses:
Satellite operations	3,645	4,909
Selling and administrative expenses	5,645	4,418
License and management fees	294	303
Depreciation expense and amortization of concessions	11,930	11,804

	21,514	21,434

Operating (loss) income	(711)	1,175
Interest income	77	915
Interest expense and amortization of deferred financing costs	(7,842)	(10,922)
Net foreign exchange gain (loss)	64	(24)

Loss before deferred income tax	(8,412)	(8,856)
Deferred income tax benefit	1,708	1,203

Net loss	$ (6,704)	$ (7,653)
Preferred stock dividend requirement	(377)	(377)

Net loss applicable to common stockholders	$ (7,081)	$ (8,030)

See notes to unaudited condensed financial statements.

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF CASH FLOWS (Amounts in thousands of U.S. dollars) (Unaudited)
	Three months ended March 31,
	2003	2002
Operating activities
Net loss	$ (6,704)	$ (7,653)

Adjustments to reconcile net loss to operating cash flow:
Depreciation expense and amortization of concessions	11,930	11,804
Amortization of deferred financing costs	581	575
Deferred revenue - customers	6	5
Deferred revenue - Mexican government	(550)	(550)
Deferred income taxes	(1,708)	(1,203)
Interest income from restricted and segregated cash	(5)	(691)
Use of restricted and segregated cash for interest payments	177	3,825

	3,727	6,112

Changes in assets and liabilities:
Accounts receivable	(280)	(1,789)
Prepaid insurance	1,644	1,907
Accounts payable and accrued expenses	(1,671)	(3,038)
Interest payable	(8,518)	(8,616)
Due from / to related parties	(183)	576
Deferred financing costs and other assets	(551)	(188)

Cash flow used in operating activities	(5,832)	(5,036)

Investing activities
Use of restricted and segregated cash	6,645	29,297
Construction in progress - Satmex 6	(11,072)	(30,209)
Acquisition of equipment, net	25	(144)

Cash flow used in investing activities	(4,402)	(1,056)

Financing activities
Use of restricted and segregated cash		250
Repayment of senior secured notes	(250)	(250)

Cash flow used in financing activities	(250)

Decrease in cash and cash equivalents	(10,484)	(6,092)
Cash and cash equivalents - beginning of period	26,822	26,194

Cash and cash equivalents - end of period	$ 16,338	$ 20,102

Supplemental disclosure
Interest paid	$ 20,186	$ 20,824

See notes to unaudited condensed financial statements.

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Amounts in U.S. dollars)

1. THE COMPANY

Satelites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly-owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the latter part of 2003.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) on a consistent basis for the three months ended March 31, 2003 and 2002, and in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three months ended March 31, 2003, are not necessarily indicative of the results to be expected for the year. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Satmex as of and for the years ended December 31, 2002 and 2001, included in Satmex’s Annual Reports on Form 20-F for the years ended December 31, 2002, which will be filed on or prior to June 30, 2003, and December 31, 2001.

Reclassifications

Certain reclassifications have been made to conform prior period amounts for the three months ended March 31, 2002, to the current presentation.

3. ACCOUNTS RECEIVABLE

	March 31, 2003	December 31, 2002
	(in thousands)
Customers	$ 6,192	$ 6,770
Value added tax recoverable	920	526
Other	934	470
Allowance for uncollectible accounts	(2 ,169)	(2,169)

	$ 5,877	$ 5,597

4. SATELLITES AND EQUIPMENT

	March 31, 2003	December 31, 2002
	(in thousands)
Satellites	$ 409,119	$ 409,119
Equipment	30,595	30,677
Furniture and Fixtures	6,633	6,664
Leasehold improvements	4,373	4,371
Construction in progress	500	455

	451,220	451,286
Accumulated depreciation	(170,312)	(161,649)

	$ 280,908	$ 289,637

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	March 31, 2003	December 31, 2002
	(in thousands)
Amounts receivable:
Enlaces	$ 2,958	$ 2,900
Mexican government agencies	1,847	1,887
Loral	610
Service companies	22	9

	$ 5,437	$ 4,796

Amounts payable:
Service companies	$ 2,233	$ 1,881
Loral	454	314
Enlaces	2	36

	$ 2,689	$ 2,231

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

Transactions with related parties, not otherwise disclosed, are as follows:

Enlaces

Enlaces Integra (“Enlaces”), a company owned by Principia and Loral, leases transponder capacity from Satmex. Service revenue from this lease was $30,000 for the three months ended March 31, 2003. Furthermore, Satmex leased teleport equipment to Enlaces for $167,000 for the three months ended March 31, 2003. On July 2002, Satmex paid $2.9 million as an advance payment on one of the concessions held by Enlaces.

Revenue

Revenue from related parties, primarily the Mexican government, was $2.2 million and $2.4 million for the three months ended March 31, 2003 and 2002, respectively.

Replacement capacity

Loral Skynet, a wholly-owned subsidiary of Loral, billed Satmex $0.5 million and $1.6 million for the three months ended March 31, 2003 and 2002, respectively, for providing capacity on Loral Skynet satellites.

Commissions

Loral Skynet billed Satmex $87,600 and $106,800 for sales commissions for the three months ended March 31, 2003 and 2002, respectively.

Management fee

Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the three months ended March 31, 2003 and 2002, no management fee was earned.

License fee

Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the three months ended March 31, 2003 and 2002, the fee was $302,000 and $328,000, respectively, of which $8,000 and $25,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Rent

The equipment in the satellite control centers is owned by the Company, while the land and buildings that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $113,000 and $85,000 for the three months ended March 31, 2003 and 2002, respectively.

Service companies

Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee. For the three months ended March 31, 2003

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

and 2002, the fee was $80,000 and $131,000, respectively.

Guarantee arrangements

In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

6. COMMITMENTS AND CONTINGENCIES

On January 1, 2002, the Mexican government amended the tax law to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with external tax advisors and its internal legal department, that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting resolution of this matter.

In November 2002, Satmex renewed the in-orbit insurance on Solidaridad 2 through November 2003. The insurance coverage was provided in accordance with usual and customary practices for the coverage of BS-601 satellites. This insurance does not insure against an in-orbit failure due to the loss of the satellite’s control processor, the same component that caused the loss of Solidaridad 1. Additionally, the new terms of insurance increased the percentage of the satellite’s transponder capacity that must be lost for a total loss to be declared to 75%, from 50%. An uninsured loss of Solidaridad 2 would have a material effect on Satmex’s results of operations and financial condition.

In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement is being negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3 degrees W.L. to 118.7 degrees W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively impact the Company’s ability to provide expanded services in the United States and could adversely affect Satmex’s business.

In April 2003, Satmex received confirmation of approval from Compagnie Francaise d’Assurance pour le Commerce Exterieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, Satmex will have to repay, refinance or restructure its Senior Secured Notes and its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy or to complete and launch the Satmex 6 satellite, and the Company’s financial condition and results of operations will be materially adversely affected. Further, if Satmex’s indebtedness is not restructured, Satmex does not expect future cash flows to be sufficient to make future interest payments on its indebtedness.

8

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satelites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) are not historical facts, but are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “projects”, “intend,” or “outlook” or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company’s control. Some of these factors and conditions include: partial or total failure of the Company’s in-orbit satellites; the Company’s reliance on certain customers; the Company’s operations are located in Mexico; competition in the Company’s industry; and the Company’s significant leverage. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. The Company undertakes no obligation to update any forward-looking statements.

The following should be read in conjunction with the unaudited condensed financial statements of the Company as of and for the three months ended March 31, 2003 and 2002 and the audited financial statements and notes thereto of Satmex as of and for the years ended December 31, 2002 and 2001, included in Satmex’s Annual Reports on Form 20-F for the years ended December 31, 2002, which will be filed on or prior to June 30, 2003, and December 31, 2001.

Overview

Satelites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services (“FSS”) to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in the Latin American region.

On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $646.8 million. Firmamento is owned 65% by Loral and 35% by Principia. Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), a wholly-owned subsidiary of Firmamento, agreed to pay to the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

In August 2000, Satmex’s Solidaridad 1 satellite, located at 109.2 degrees W.L., ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was built by Hughes Space and Communications and commenced service in January 1994. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost

9

over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex used the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly-owned subsidiary of Loral, to build Satmex 6, designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. Certain manufacturing and testing procedures have resulted in the launch of Satmex 6 being extended to the latter part of 2003.

In order to provide expanded satellite services in the United States with the Satmex 6 satellite, a new coordination agreement is being negotiated between the governments of Mexico and Canada, as well as the affected satellite operators. New coordination agreements are often negotiated to accommodate the operation of new satellites. An existing coordination agreement between the governments of Mexico and Canada, as well as the affected satellite operators, provides for the operation of Mexican and Canadian satellites, including Satmex 6, in the 107.3(degree)W.L. to 118.7(degree)W.L. orbital arc. There can be no assurance that negotiation of a new coordination agreement between the governments of Mexico and Canada and the affected satellite operators will be successful. The scheduled launch of Satmex 6 will proceed whether or not a new coordination agreement has been negotiated. However, the inability to conclude a satisfactory agreement may negatively affect our ability to provide expanded services in the United States and could adversely affect our business.

Results of Operations for the Three Months Ended March 31, 2003 Compared to March 31, 2002

Revenue

Revenue for the first quarter of 2003 decreased $1.8 million to $20.8 million, as compared to $22.6 million for the first quarter of 2002. This decrease was primarily the result of the expiry of the Company’s contract with Innova on March 31, 2002, which represented $1.5 million of revenue for the first quarter of 2002.

During 2001 and 2002, the Company experienced significant terminations, and was unable to renew contracts with certain customers upon expiration. Some terminations occurred in the first quarter of 2003, and the Company does not expect terminations and non-renewals to be significant throughout the remainder of 2003. Approximately 35 customers account for approximately 80% of Satmex’s current revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on the Company’s results of operations.

Operating expenses

Operating expenses were $21.5 million for the first three months of 2003 versus $21.4 million for the first three months of 2002, as described below.

Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $3.6 million for the first three months of 2003, as compared to $4.9 million in the first quarter of 2002, a decrease of $1.3 million. The decrease is primarily due to a lower cost for replacement capacity on third party satellites for customers previously on Solidaridad 1, as the Company has migrated its customers to its own fleet.

Selling and administrative expenses. Selling and administrative expenses in the first three months of 2003 were $5.6 million as compared to $4.4 million in the first three months of 2002, an increase of $1.2

10

million. The increase is primarily due to severance expense related to personnel reductions, and higher advisory expenses.

License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the three months ended March 31, 2003 and 2002, no management fee was earned. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the three months ended March 31, 2003 and 2002, the fee was $302,000 and $328,000, respectively, of which $8,000 and $25,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Depreciation and amortization. Depreciation expense for the first quarter of 2003 was $8.7 million as compared to $8.6 million during the first quarter of 2002. Amortization expense relating to the concessions was $3.2 million in each quarter.

Interest income

Interest income for the first quarter of 2003 was $77,000 as compared to $915,000 for the first quarter of 2002. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest cost

Total interest cost, including $4.5 million of capitalized interest related to the construction of Satmex 6, was $12.3 million in the first quarter of 2003 as compared to $13.1 million, including $2.2 million of capitalized interest related to the construction of Satmex 6, in the first quarter of 2002. Total interest cost decreased due to lower average outstanding debt in the first quarter of 2003 and lower interest rates on the Company’s variable rate debt.

Net foreign exchange gain (loss)

The Company recorded a net foreign exchange gain of $64,000 in the first quarter of 2003 as compared to a net foreign exchange loss of $24,000 in the first quarter of 2002.

Deferred income tax benefit

On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2002 for the effect of this change on its deferred tax assets and liabilities.

For the three months ended March 31, 2003, the Company recorded a deferred income tax benefit of $1.7 million on a loss before income taxes of $8.4 million as compared to a deferred income tax expense of $0.6 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $8.9 million for 2002. The change from 2002 to 2003 relates primarily to the Mexican income tax effect of inflation and currency remeasurement offset by an additional valuation allowance recorded against the Company’s deferred tax assets in the three months ended March 31, 2003.

Preferred stock dividend requirement

The preferred stock dividend requirement was $377,000 in each quarter.

11

Liquidity and Capital Resources

At March 31, 2003, the Company had total debt of $524.1 million and management believes the Company was in compliance with all covenants governing its debt agreements.

The Company’s primary source of liquidity for working capital purposes is cash flow from operations. As of March 31, 2003, Satmex had $16.3 million in available cash and restricted and segregated cash. Funds from the satellite and debt escrow accounts had been fully used and, as of March 31, 2003, no remaining balances existed. The Company believes that available cash will not be sufficient to fund the in orbit delivery of the Satmex 6 satellite unless the Company obtains other financing or negotiates satisfactory payment terms for delivery of Satmex 6 in-orbit.

In April 2003, Satmex received confirmation of approval from Compagnie Francaise d’Assurance pour le Commerce Exterieur, known as Coface, for its loan insurance program to support 85% of the cost of its launch services for the Satmex 6 satellite. Also in April, Satmex received confirmation of approval from the Export-Import Bank of the United States, or Ex-Im Bank, for its loan guarantee program to support 85% of eligible costs of the Satmex 6 satellite, insurance, ground equipment and related investments. Each of the Coface and Ex-Im Bank facilities is subject to negotiation of final documentation. In order to complete the Ex-Im Bank and Coface financings, Satmex will have to repay, refinance or restructure its Senior Secured Notes and its Fixed Rate Notes. The Company has hired a financial advisor to assist it in the restructuring of its indebtness. In addition, Satmex is considering pursuing various alternatives to cover the remaining costs of the Satmex 6 satellite project that the Ex-Im Bank and Coface support does not cover. If the Company is unable to obtain all the financing arrangements on satisfactory terms, there can be no assurance that the Company will be able to fulfill its financing strategy or to complete and launch the Satmex 6 satellite, and the Company’s financial condition and results of operations will be materially adversely affected. Further, if Satmex’s indebtedness is not restructured, Satmex does not expect future cash flows to be sufficient to make future interest payments on its indebtedness.

On March 18, 2003, holders of Satmex’s Senior Secured Notes agreed to modify certain financial covenants required by the Senior Secured Notes indenture and Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 20, 2003, solely to the holders that gave consent. The total fee paid was $495,000. The modification of the financial covenants consisted of substituting certain financial ratios for a minimum level of cash flow to be maintained during the remaining life of the Senior Secured Notes. In addition, a new covenant was incorporated to require that the Ex-Im Bank and Coface financings be closed on or prior to September 30, 2003.

Cash used and provided

Net cash used in operating activities for the three months ended March 31, 2003 of $5.8 million, consisted primarily of $3.7 million of funds generated by earnings before changes in working capital.

Cash used in investing activities in the first three months of 2003 was $4.4 million. Capital expenditures for the first three months of 2003 were $11.1 million for the construction of Satmex 6. In the first three months of 2003, $6.6 million of the expenditures for Satmex 6 was funded from restricted and segregated cash. Substantially all capital expenditures are denominated in U.S. dollars.

Cash used in financing activities for the first three months of 2003 was $0.2 million.

Other Matters

Insurance Costs

The Company, like others in the satellite industry, is faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to an increased incidence of launch and in-orbit failures, as well as the events of September 11, 2001. This development in the insurance industry will increase the cost of doing

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business for the Company. The Company intends to pass on such increased cost to its customers. There can be no assurance, however, that it will be able to do so. Insurance market conditions have historically been cyclical in nature. While the Company anticipates that these conditions will improve in the future, there can be no assurance that they will.

Related Party Transactions

See Footnote 5 - Balances and Transactions With Related Parties in the notes to unaudited condensed financial statements for a discussion of related party transactions.

Accounting Pronouncements

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 had no effect on the financial statements of the Company.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on our financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 had no impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The Company does not have variable interests in any variable interest entities that will require consolidation in accordance with FIN 46.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SATELITES MEXICANOS, S.A. de C.V.

By: Cynthia Pelini Cynthia Pelini Chief Financial Officer Date: May 14, 2003

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